Exhibit 99.1

ZTO Reports Third Quarter 2025 Unaudited Financial Results

Parcel Volume Increased 9.8% to 9.6 Billion

Adjusted Net Income Grew 5.0% to RMB2.5 Billion

SHANGHAI, Nov 20, 2025 /PRNewswire/ - ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2025[1]. The Company grew parcel volume by 9.8% year over year while maintaining high quality of service and customer satisfaction. Adjusted net income increased 5.0%[2] to RMB2,506.1 million. Net cash generated from operating activities was RMB3,211.0 million.

Third Quarter 2025 Financial Highlights

•	Revenues were RMB11,864.7 million (US$1,666.6 million), an increase of 11.1% from RMB10,675.0 million in the same period of 2024.
•	Gross profit was RMB2,956.0 million (US$415.2 million), a decrease of 11.4% from RMB3,334.8 million in the same period of 2024.
•	Net income was RMB2,538.7 million (US$356.6 million), an increase of 6.7% from RMB2,379.0 million in the same period of 2024.
•	Adjusted EBITDA[3] was RMB3,582.5 million (US$503.2 million), a decrease of 4.2% from RMB3,739.5 million in the same period of 2024.
•	Adjusted net income was RMB2,506.1 million (US$352.0 million), an increase of 5.0% from RMB2,387.3 million in the same period of 2024.
•	Basic and diluted net earnings per American depositary share (“ADS”[4]) were RMB3.16 (US$0.44) and RMB3.10 (US$0.44), an increase of 6.0% and 6.9% from RMB2.98 and RMB2.90 in the same period of 2024, respectively.
•	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders[5] were RMB3.12 (US$0.44) and RMB3.06 (US$0.43), an increase of 4.3% and 5.2% from RMB2.99 and RMB2.91 in the same period of 2024, respectively.
•	Net cash provided by operating activities was RMB3,211.0 million (US$451.0 million), compared with RMB3,112.0 million in the same period of 2024.

Operational Highlights for Third Quarter 2025

•	Parcel volume was 9,573 million, increased 9.8% from 8,723 million in the same period of 2024.
•	Number of pickup/delivery outlets was over 31,000 as of September 30, 2025.
•	Number of direct network partners was over 6,000 as of September 30, 2025.
•	Number of self-owned line-haul vehicles was over 10,000 as of September 30, 2025.
•	Number of line-haul routes between sorting hubs was approximately 3,900 as of September 30, 2025.
•	Number of sorting hubs was 95 as of September 30, 2025, among which 91 are operated by the Company and 4 by the Company’s network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.
(2)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as impairment of investments in equity investees, gain/(loss) on disposal of equity investment and subsidiary and corresponding tax impact which management aims to better represent the underlying business operations.
(3)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as impairment of investments in equity investees, gain/(loss) on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.
(4)	One ADS represents one Class A ordinary share.
(5)	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted American depositary shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “Focusing on quality and increasing market presence while maintaining healthy earnings is ZTO’s unwavering long-term strategy. During this quarter, we grew volume by 9.8% to reach 9.6 billion parcels and we delivered 2.51 billion adjusted net income which increased 5%. Our retail volume’s growth momentum remained strong at nearly 50% and continued to bring positive contribution to margin.”

Mr. Lai added, “During the third quarter, government’s appeal for anti-involution not only brought mitigating effect towards social stability but also influenced the industry turning towards quality development versus merely quantity expansion. Being the industry leader, ZTO is called upon to exemplify with increasing rigor, and we renewed our commitment to strengthening our own capabilities while addressing genuine concerns. Nearly all industries go through stages of competition, and true strength will sustain. Despite complex macro environment where uncertainties remain, we believe ZTO will continue to build strength in quality, scale and profitability and drive healthy sustainable growth for the long run."

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “ZTO’s core express ASP increased by 2 cents. The 14 cents in higher volume incentives and 2 cents from lower average weight per parcel were absorbed by 18 cents increase in KA unit price. Combined unit sorting and transportation costs decreased 5 cents driven by transportation cost productivity. SG&A costs remain structurally stable at 5.3% of revenue. Cash flow from operating activities grew 3.2% to 3.2 billion, and capital spending was 1.2 billion for the quarter.

Ms. Yan added, “With visibility into the final quarter of the year, we are adjusting down the annual volume guidance to be in the range of 38.2 to 38.7 billion parcels representing a year-over-year growth of 12.3% to 13.8%. Volume is crucial to our business, and network stability is the foundation for sustainable future growth of our company. As macro environment continues to evolve and industry dynamics shifts towards healthier growth, we maintain confidence in our ability to execute the overall corporate strategy as well as tackle challenges at hand to become a world leading logistics service provider.”

Third Quarter 2025 Unaudited Financial Results

	Three Months Ended September 30,					Nine Months Ended September 30,
	2024		2025			2024		2025
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	9,812,807	91.9	11,020,092	1,547,983	92.9	28,928,902	92.2	32,126,133	4,512,731	92.9
Freight forwarding services	240,491	2.3	222,664	31,277	1.9	676,480	2.2	582,141	81,773	1.6
Sale of accessories	588,233	5.5	590,936	83,008	5.0	1,653,717	5.3	1,787,002	251,019	5.2
Others	33,517	0.3	31,002	4,356	0.2	101,919	0.3	92,690	13,020	0.3
Total revenues	10,675,048	100.0	11,864,694	1,666,624	100.0	31,361,018	100.0	34,587,966	4,858,543	100.0

Total Revenues were RMB11,864.7 million (US$ 1,666.6 million), increased 11.1% from RMB10,675.0 million in the same period of 2024. Revenue from the core express delivery business increased by 11.6% compared to the same period of 2024 as a net result of a 9.8% growth in parcel volume and a 1.7% increase in parcel unit price. Key account revenue, generated by direct sales organizations, increased by 141.2% mainly driven by increase in e-commerce return parcels. Revenue from freight forwarding services decreased by 7.4% compared to the same period of 2024. Revenue from sales of accessories largely consisted of sales of digital thermal paper waybills, increased by 0.5%. Other revenues were derived mainly from financing services.

	Three Months Ended September 30,					Nine Months Ended September 30,
	2024		2025			2024		2025
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Line-haul transportation cost	3,398,007	31.8	3,302,046	463,836	27.8	10,052,623	32.1	10,076,055	1,415,375	29.1
Sorting hub operating cost	2,224,206	20.8	2,394,119	336,300	20.2	6,620,077	21.1	7,123,554	1,000,640	20.6
Freight forwarding cost	226,111	2.1	204,820	28,771	1.7	631,217	2.0	547,847	76,956	1.6
Cost of accessories sold	161,648	1.5	135,557	19,042	1.1	454,788	1.5	420,020	59,000	1.2
Other costs	1,330,265	12.6	2,872,183	403,452	24.3	3,644,940	11.5	7,830,904	1,100,000	22.7
Total cost of revenues	7,340,237	68.8	8,908,725	1,251,401	75.1	21,403,645	68.2	25,998,380	3,651,971	75.2

Total cost of revenues was RMB8,908.7 million (US$1,251.4 million), an increase of 21.4% from RMB7,340.2 million in the same period last year.

Line-haul transportation cost was RMB3,302.0 million (US$463.8 million), decreased 2.8% from RMB3,398.0 million in the same period last year. The unit transportation cost decreased 12.8% or 5 cents mainly attributable to better economies of scale and improved load rate through more effective route planning.

Sorting hub operating cost was RMB2,394.1 million (US$336.3 million), increased 7.6% from RMB2,224.2 million in the same period last year. The increase primarily consisted of (i) RMB93.1 million (US$13.1 million) increase in labor-associated costs partially offset by automation-driven efficiency improvements, and (ii) RMB46.8 million (US$6.6 million) increase in depreciation and amortization costs associated with equipment and facilities. As of September 30, 2025, there were 761 sets of automated sorting equipment in service, compared to 535 sets as of September 30, 2024.

Cost of accessories sold was RMB135.6 million (US$19.0 million), decreased 16.1% compared with RMB161.6 million in the same period last year.

Other costs were RMB2,872.2 million (US$403.5 million), increased 115.9% from RMB1,330.3 million in the same period last year, which included an increase of RMB1,471.7 million (US$206.7 million) for serving key account customers.

Gross Profit was RMB2,956.0 million (US$415.2 million), decreased by 11.4% from RMB3,334.8 million in the same period last year. Gross margin rate was 24.9% compared to 31.2% in the same period last year.

Total Operating Expenses were RMB550.9 million (US$77.4 million), compared to RMB493.0 million in the same period last year.

Selling, general and administrative expenses were RMB632.6 million (US$88.9 million), increased by 16.2% from RMB544.6 million in the same period last year. The increase primarily consisted of (i) RMB61.5 million (US$8.6 million) depreciation and amortization costs associated with administrative facilities and equipment, and (ii) RMB40.9 million (US$5.7 million) increase in compensation and benefits.

Other operating income, net was RMB81.7 million (US$11.5 million), compared to RMB51.6 million in the same period last year. Other operating income mainly consisted of (i) RMB63.1 million (US$8.9 million) of rental and other income, and (ii) RMB22.5 million (US$3.2 million) of government subsidies and tax rebates.

Income from operations was RMB2,405.0 million (US$337.8 million), decreased 15.4% from RMB2,841.8 million for the same period last year. The operating margin rate was 20.3% compared to 26.6% in the same period last year.

Interest income was RMB185.2 million (US$26.0 million), compared with RMB238.5 million in the same period last year.

Interest expenses was RMB54.4 million (US$7.6 million), compared with RMB66.4 million in the same period last year.

Gain from fair value changes of financial instruments was RMB102.3 million (US$14.4 million), compared with a loss of RMB62.7 million in the same period last year. Such gain or loss from fair value changes of the financial instruments were quoted by commercial banks according to market-based estimation of future redemption prices.

Income tax expenses were RMB160.0 million (US$22.5 million) compared to RMB555.0 million in the same period last year. The overall income tax rate decreased by 13.1 percentage points this quarter compared to the same period last year, attributable to an income tax refund of RMB375.8 million (US$52.8 million) received by Shanghai Zhongtongji Network（上海中通吉網絡技術有限公司）, a wholly owned subsidiary of the Company, upon its recognition as a "Key Software Enterprise" qualifying for a preferential tax rate of 10% for tax year 2024.

Net income was RMB2,538.7 million (US$356.6 million), which increased by 6.7% from RMB2,379.0 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB3.16 (US$0.44) and RMB3.10 (US$0.44), compared to basic and diluted earnings per ADS of RMB2.98 and RMB2.90 in the same period last year, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB3.12 (US$0.44) and RMB3.06 (US$0.43), compared with RMB2.99 and RMB2.91 in the same period last year, respectively.

Adjusted net income was RMB2,506.1 million (US$352.0 million), compared with RMB2,387.3 million during the same period last year.

EBITDA[1] was RMB3,615.1 million (US$507.8 million), compared with RMB3,731.3 million in the same period last year.

Adjusted EBITDA was RMB3,582.5 million (US$503.2 million), compared to RMB3,739.5 million in the same period last year.

Net cash provided by operating activities was RMB3,211.0 million (US$451.0 million), compared with RMB3,112.0 million in the same period last year.

(1)	EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

Company Share Repurchase Program

The Board has approved its share repurchase program in November 2018 and made subsequent modifications, whereby the latest modification increased the aggregate value of shares that may be repurchased to US$2.0 billion and extended the effective period through June 30, 2026. As of September 30, 2025, the Company had purchased an aggregate of 52,919,506 ADSs for US$1.3 billion on the open market, including repurchase commissions. The remaining funds available under the share repurchase program was US$0.7 billion.

Business Outlook

Given full-year’s visibility and based on current market and operating conditions, the Company revises its previously stated annual guidance. Parcel volume for 2025 is expected to be in the range of 38.2 billion to 38.7 billion, representing a 12.3% to 13.8% increase year over year. Such estimates represent management’s current and preliminary view, which are subject to change.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.119 to US$1.00, the noon buying rate on September 30,2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that such Non-GAAP measures help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the related expenses and gains that the Company includes in income from operations and net income. The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 7:30 PM U.S. Eastern Time on Wednesday, November 19, 2025 (8:30 AM Beijing Time on Thursday, November 20, 2025).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	7602569

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 26, 2025:

United States:	1-855-669-9658
International:	1-412-317-0088
Passcode:	8703795

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and other similar expressions. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. ZTO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") and The Stock Exchange of Hong Kong Limited (the "HKEX"), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the HKEX, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including but not limited to statements about ZTO's beliefs, plans, and expectations, are forward looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks relating to the development of the e-commerce and express delivery industries in China; its significant reliance on certain third-party e-commerce platforms; risks associated with its network partners and their employees and personnel; intense competition which could adversely affect the Company's results of operations and market share; any service disruption of the Company's sorting hubs or the outlets operated by its network partners or its technology system; ZTO's ability to build its brand and withstand negative publicity, or other favorable government policies. Further information regarding these and other risks is included in ZTO's filings with the SEC and the HKEX. All information provided in this announcement is as of the date of this announcement, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	10,675,048	11,864,694	1,666,624	31,361,018	34,587,966	4,858,543
Cost of revenues	(7,340,237)	(8,908,725)	(1,251,401)	(21,403,645)	(25,998,380)	(3,651,971)
Gross profit	3,334,811	2,955,969	415,223	9,957,373	8,589,586	1,206,572
Operating (expenses)/income:
Selling, general and administrative	(544,573)	(632,583)	(88,858)	(2,034,192)	(1,993,681)	(280,051)
Other operating income, net	51,552	81,657	11,470	400,507	689,600	96,868
Total operating expenses	(493,021)	(550,926)	(77,388)	(1,633,685)	(1,304,081)	(183,183)
Income from operations	2,841,790	2,405,043	337,835	8,323,688	7,285,505	1,023,389
Other income/(expenses):
Interest income	238,510	185,231	26,019	771,608	592,355	83,208
Interest expense	(66,364)	(54,420)	(7,644)	(266,135)	(221,408)	(31,101)
(Loss)/gain from fair value changes of financial instruments	(62,699)	102,307	14,371	34,883	135,285	19,003
(Loss)/gain on disposal of equity investees, subsidiary and others	(1,440)	35,563	4,996	10,694	34,996	4,916
Impairment of investments in equity investees	-	-	-	(672,816)	-	-
Impairment of Goodwill	-	-	-	-	(84,431)	(11,860)
Foreign currency exchange gain before tax	(38,174)	9,288	1,305	(17,612)	21,663	3,043
Income before income tax, and share of income in equity method investments	2,911,623	2,683,012	376,882	8,184,310	7,763,965	1,090,598
Income tax expense	(554,959)	(160,000)	(22,475)	(1,786,275)	(1,267,105)	(177,989)
Share of income in equity method investments	22,378	15,692	2,204	42,751	45,584	6,403
Net income	2,379,042	2,538,704	356,611	6,440,786	6,542,444	919,012
Net loss/(income) attributable to non-controlling interests	17,255	(14,984)	(2,105)	(6,641)	(87,145)	(12,241)
Net income attributable to ZTO Express (Cayman) Inc.	2,396,297	2,523,720	354,506	6,434,145	6,455,299	906,771
Net income attributable to ordinary shareholders	2,396,297	2,523,720	354,506	6,434,145	6,455,299	906,771
Net earnings per share attributed to ordinary shareholders
Basic	2.98	3.16	0.44	7.99	8.08	1.13
Diluted	2.90	3.10	0.44	7.80	7.90	1.11
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	804,565,579	799,661,689	799,661,689	805,388,468	799,304,556	799,304,556
Diluted	838,131,679	822,552,945	822,552,945	838,954,568	830,201,619	830,201,619
Net income	2,379,042	2,538,704	356,611	6,440,786	6,542,444	919,012
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustment	137,698	(14,058)	(1,975)	20,138	36,474	5,123
Comprehensive income	2,516,740	2,524,646	354,636	6,460,924	6,578,918	924,135
Comprehensive (income)/loss attributable to non-controlling interests	17,255	(14,984)	(2,105)	(6,641)	(87,145)	(12,241)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	2,533,995	2,509,662	352,531	6,454,283	6,491,773	911,894

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,	September 30,
	2024	2025
	RMB	RMB	US$

	(in thousands, except for share data)
ASSETS
Current assets:
Cash and cash equivalents	13,465,442	9,389,842	1,318,983
Restricted cash	37,517	22,853	3,210
Accounts receivable, net	1,503,706	1,172,149	164,651
Financing receivables	1,178,617	736,393	103,441
Short-term investment	8,848,447	15,898,686	2,233,275
Inventories	38,569	48,248	6,777
Advances to suppliers	783,599	769,715	108,121
Prepayments and other current assets	4,329,664	5,047,366	708,999
Amounts due from related parties	168,160	79,844	11,216
Total current assets	30,353,721	33,165,096	4,658,673
Investments in equity investees	1,871,337	1,916,906	269,266
Property and equipment, net	33,915,366	35,399,151	4,972,489
Land use rights, net	6,170,233	6,269,062	880,610
Intangible assets, net	17,043	20,710	2,909
Operating lease right-of-use assets	566,316	444,978	62,506
Goodwill	4,241,541	4,157,111	583,946
Deferred tax assets	984,567	1,039,418	146,006
Long-term investment	12,017,755	5,874,110	825,131
Long-term financing receivables	861,453	1,163,957	163,500
Other non-current assets	919,331	720,354	101,188
Amounts due from related parties-non current	421,667	371,167	52,137
TOTAL ASSETS	92,340,330	90,542,020	12,718,361
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	9,513,958	11,627,171	1,633,259
Accounts payable	2,463,395	2,274,185	319,453
Advances from customers	1,565,147	1,720,274	241,645
Income tax payable	488,889	260,214	36,552
Amounts due to related parties	202,766	124,711	17,518
Operating lease liabilities	183,373	152,017	21,354
Dividends payable	14,134	1,728,045	242,737
Convertible senior bond	7,270,081	-	-
Other current liabilities	6,571,492	6,187,127	869,101
Total current liabilities	28,273,235	24,073,744	3,381,619
Long-term bank borrowing	-	163,000	22,896
Non-current operating lease liabilities	377,717	294,872	41,420
Deferred tax liabilities	1,014,545	517,854	72,743
Convertible senior bond	-	126,348	17,748
TOTAL LIABILITIES	29,665,497	25,175,818	3,536,426
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 810,339,182 shares issued and 798,622,719 shares outstanding as of December 31, 2024; 804,468,490 shares issued and 797,732,629 shares outstanding as of September 30, 2025)	523	519	73
Additional paid-in capital	24,389,905	24,361,063	3,421,978
Treasury shares, at cost	(1,131,895)	(548,929)	(77,108)
Retained earnings	39,098,553	41,152,881	5,780,711
Accumulated other comprehensive loss	(294,694)	(258,220)	(36,272)
ZTO Express (Cayman) Inc. shareholders’ equity	62,062,392	64,707,314	9,089,382
Non-controlling interests	612,441	658,888	92,553
Total Equity	62,674,833	65,366,202	9,181,935
TOTAL LIABILITIES AND EQUITY	92,340,330	90,542,020	12,718,361

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	3,111,972	3,210,966	451,042	8,623,087	7,742,150	1,087,533
Net cash used in investing activities	(1,910,131)	(426,591)	(59,923)	(8,955,072)	(4,748,573)	(667,028)
Net cash provided by/(used in) financing activities	10,183	(6,671,184)	(937,096)	(963,309)	(7,049,988)	(990,306)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(43,349)	(19,890)	(2,794)	(8,272)	(52,156)	(7,326)
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,168,675	(3,906,699)	(548,771)	(1,303,566)	(4,108,567)	(577,127)
Cash, cash equivalents and restricted cash at beginning of period	10,579,069	13,329,079	1,872,325	13,051,310	13,530,947	1,900,681
Cash, cash equivalents and restricted cash at end of period	11,747,744	9,422,380	1,323,554	11,747,744	9,422,380	1,323,554

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	September 30,	September 30,
	2024	2025
	RMB	RMB	US$

		(in thousands)
Cash and cash equivalents	11,703,151	9,389,842	1,318,983
Restricted cash, current	32,350	22,853	3,210
Restricted cash, non-current	12,243	9,685	1,361
Total cash, cash equivalents and restricted cash	11,747,744	9,422,380	1,323,554

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income	2,379,042	2,538,704	356,611	6,440,786	6,542,444	919,012
Add:
Share-based compensation expense (1)	6,769	2,994	421	311,924	226,256	31,782
Impairment of investments in equity investees (1)	-	-	-	672,816	-	-
Impairment of Goodwill	-	-	-	-	84,431	11,860
Loss/(gain) on disposal of equity investees and subsidiary, net of income taxes	1,440	(35,563)	(4,996)	(8,507)	(34,970)	(4,912)
Adjusted net income	2,387,251	2,506,135	352,036	7,417,019	6,818,161	957,742

Net income	2,379,042	2,538,704	356,611	6,440,786	6,542,444	919,012
Add:
Depreciation	695,241	823,044	115,612	2,168,290	2,382,422	334,657
Amortization	35,709	38,949	5,471	104,034	115,074	16,164
Interest expenses	66,364	54,420	7,644	266,135	221,408	31,101
Income tax expenses	554,959	160,000	22,475	1,786,275	1,267,105	177,989
EBITDA	3,731,315	3,615,117	507,813	10,765,520	10,528,453	1,478,923

Add:
Share-based compensation expense	6,769	2,994	421	311,924	226,256	31,782
Impairment of investments in equity investees	-	-	-	672,816	-	-
Impairment of Goodwill	-	-	-	-	84,431	11,860
Loss/(gain) on disposal of equity investees and subsidiary	1,440	(35,563)	(4,996)	(10,694)	(34,996)	(4,916)
Adjusted EBITDA	3,739,524	3,582,548	503,238	11,739,566	10,804,144	1,517,649

 (1) Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	2,396,297	2,523,720	354,506	6,434,145	6,455,299	906,771
Add:
Share-based compensation expense (1)	6,769	2,994	421	311,924	226,256	31,782
Impairment of investments in equity investees (1)	-	-	-	672,816	-	-
Impairment of Goodwill	-	-	-	-	84,431	11,860
Loss/(gain) on disposal of equity investees and subsidiary, net of income taxes	1,440	(35,563)	(4,996)	(8,507)	(34,970)	(4,912)
Adjusted Net income attributable to ordinary shareholders	2,404,506	2,491,151	349,931	7,410,378	6,731,016	945,501

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	804,565,579	799,661,689	799,661,689	805,388,468	799,304,556	799,304,556
Diluted	838,131,679	822,552,945	822,552,945	838,954,568	830,201,619	830,201,619

Net earnings per share/ADS attributable to ordinary shareholders
Basic	2.98	3.16	0.44	7.99	8.08	1.13
Diluted	2.90	3.10	0.44	7.80	7.90	1.11

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	2.99	3.12	0.44	9.20	8.42	1.18
Diluted	2.91	3.06	0.43	8.96	8.23	1.16

(1) Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508